UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VistaPrint Limited

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

G93762204

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93762204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Capital Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 5,178,588 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 5,178,588 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,178,588 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Capital Partners VI-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,837,470 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,837,470 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,837,470 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Entrepreneurs’ Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 256,448 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 256,448 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,448 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HEF VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 256,448 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 256,448 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,448 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Management Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,016,058 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,016,058 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,016,058 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Management Partners VI, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert F. Higgins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul A. Maeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Nova

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sean M. Dalton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Josaphat K. Tango

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fergal J. Mullen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon G. Auerbach

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Corey M. Mulloy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 8,272,506 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 8,272,506 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,272,506 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.7%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G

NOTE:  This Statement on Schedule 13G is being filed on behalf of: (i) Highland Capital Partners VI Limited Partnership, a Delaware limited partnership (“Highland Capital VI”); (ii) Highland Capital Partners VI-B Limited Partnership, a Delaware limited partnership (“Highland Capital VI-B”); (iii) Highland Entrepreneurs’ Fund VI Limited Partnership, a Delaware limited partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”); (iv) HEF VI Limited Partnership, a Delaware limited partnership and general partner of Highland Entrepreneurs’ Fund (“HEF VI”); (v) Highland Management Partners VI Limited Partnership, a Delaware limited partnership and general partner of Highland Capital VI and Highland Capital VI-B (“HMP VI”); (vi) Highland Management Partners VI, Inc., a Delaware corporation (“Highland Management”) and general partner of both HEF VI and HMP VI; (vii) Robert F. Higgins (“Higgins”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI and ; (viii) Paul A. Maeder (“Maeder”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (ix) Daniel J. Nova (Nova”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (x) Sean M. Dalton (“Dalton”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (xi) Josaphat K. Tango (“Tango”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (xii) Fergal J. Mullen (“Mullen”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (xiii) Jon G. Auerbach (“Auerbach”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; and (xiv) Corey M. Mulloy (“Mulloy” and together with Higgins, Maeder, Nova, Dalton, Tango, Mullen and Auerbach, the “Managing Directors”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI.  Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities.  The Managing Directors of Highland Management have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such Managing Director’s pecuniary interest therein.  Each of Highland Management, HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Item 1.
(a)	Name of Issuer VistaPrint Limited
(b)	Address of Issuer’s Principal Executive Offices Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda

Item 2(a) Name of Person Filing	Item 2(b) Address	Item 2(c) Citizenship or Place of Organization

Highland Capital Partners VI Limited Partnership	92 Hayden Avenue Lexington, MA 02421	Delaware

Highland Capital Partners VI-B Limited Partnership	92 Hayden Avenue Lexington, MA 02421	Delaware

Highland Entrepreneurs’ Fund VI Limited Partnership	92 Hayden Avenue Lexington, MA 02421	Delaware

HEF VI Limited Partnership	92 Hayden Avenue Lexington, MA 02421	Delaware

Highland Management Partners VI Limited Partnership	92 Hayden Avenue Lexington, MA 02421	Delaware

Highland Management Partners VI, Inc.	92 Hayden Avenue Lexington, MA 02421	Delaware

Robert F. Higgins	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

Paul A. Maeder	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

Daniel J. Nova	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

Sean M. Dalton	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

Josaphat K. Tango	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

Fergal J. Mullen	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

Jon G. Auerbach	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

Corey M. Mulloy	c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, MA 02421	United States

(d)	Title of Class of Securities Common Stock, $0.001 par value.
(e)	CUSIP Number G93762204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned:  As of December 31, 2005 each of the following is the owner of record of the number of shares of Common Stock, $0.001 of VistaPrint Limited set forth next to his or its name:

Highland Capital VI:	5,178,588 Shares
Highland Capital VI-B:	2,837,470 Shares
Highland Entrepreneurs’ Fund:	256,448 Shares
HEF VI:	0 Shares
HMP VI:	0 Shares
Highland Management:	0 Shares

Mr. Higgins:	0 Shares
Mr. Maeder:	0 Shares
Mr. Nova:	0 Shares
Mr. Dalton:	0 Shares
Mr. Tango:	0 Shares
Mr. Mullen:	0 Shares
Mr. Auerbach:	0 Shares
Mr. Mulloy:	0 Shares

Highland Capital VI is the record owner of and beneficially owns 5,178,588 shares (the “HCVI Shares”) of Common Stock.  Highland Capital VI has the power to vote or direct the disposition of all of the HCVI Shares.  Such power is exercised through Highland Management as the sole general partner of HMP VI as the sole general partner of Highland Capital VI.

Highland Capital VI-B is the record owner of and beneficially owns 2,837,470 shares (the “HCVI-B Shares” and together with the HCVI Shares, the “HC Shares”) of Common Stock.  Highland Capital VI-B has the power to vote or direct the disposition of all of the HCVI-B Shares.  Such power is exercised through Highland Management as the sole general partner of HMP VI as the sole general partner of Highland Capital VI-B.

Highland Entrepreneurs’ Fund is the record owner of and beneficially owns 256,448 shares (the “HEF Shares” and together with the HC Shares, the “Shares”) of Common Stock.  Highland Entrepreneurs’ Fund has the power to vote or direct the disposition of all of the HEF Shares.  Such power is exercised through Highland Management as the sole general partner of HEF VI as the sole general partner of Highland Entrepreneurs’ Fund.

HMP VI, as the general partner of Highland Capital VI and Highland Capital VI-B, may be deemed to own the HC Shares beneficially and HEF VI, as the general partner of Highland Entrepreneurs’ Fund, may be deemed to own the HEF Shares beneficially.  Each of HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Highland Management, as the general partner of HMP VI and HEF VI, may be deemed to own the Shares beneficially.  The Managing Directors have the power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the Shares by virtue of their status as controlling persons of Highland Management.  Highland Management and each of the Managing Directors disclaims beneficial ownership of the Shares except to the extent of his or its pecuniary interest therein.

(b)   Percent of Class:

Highland Capital VI:	13.0%
Highland Capital VI-B:	7.1%
Highland Entrepreneurs’ Fund:	0.6%
HEF VI:	0.6%
HMP VI:	20.1%
Highland Management:	20.7%

Mr. Higgins:	20.7%
Mr. Maeder:	20.7%
Mr. Nova:	20.7%
Mr. Dalton:	20.7%
Mr. Tango:	20.7%
Mr. Mullen:	20.7%
Mr. Auerbach:	20.7%
Mr. Mulloy:	20.7%

The foregoing percentages are calculated based on the 39,949,284 shares of Common Stock reported to be outstanding as of November 2, 2005 (as reported in the filing of VistaPrint Limited’s Form 10-Q for the quarterly period ended September 30, 2005).

(c)   Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote:

Highland Capital VI:	0 Shares
Highland Capital VI-B:	0 Shares
Highland Entrepreneurs’ Fund:	0 Shares
HEF VI:	0 Shares
HMP VI:	0 Shares
Highland Management:	0 Shares
Mr. Higgins:	0 Shares
Mr. Maeder:	0 Shares
Mr. Nova:	0 Shares
Mr. Dalton:	0 Shares
Mr. Tango:	0 Shares
Mr. Mullen:	0 Shares
Mr. Auerbach:	0 Shares
Mr. Mulloy:	0 Shares

(ii)  shared power to vote or to direct the vote:

Highland Capital VI:	5,178,588 Shares
Highland Capital VI-B:	2,837,470 Shares
Highland Entrepreneurs’ Fund:	256,448 Shares
HEF VI:	256,448 Shares
HMP VI:	8,016,058 Shares
Highland Management:	8,272,506 Shares
Mr. Higgins:	8,272,506 Shares
Mr. Maeder:	8,272,506 Shares
Mr. Nova:	8,272,506 Shares
Mr. Dalton:	8,272,506 Shares
Mr. Tango:	8,272,506 Shares
Mr. Mullen:	8,272,506 Shares

Mr. Auerbach:	8,272,506 Shares
Mr. Mulloy:	8,272,506 Shares

(iii)  sole power to dispose or to direct the disposition of:

Highland Capital VI:	0 Shares
Highland Capital VI-B:	0 Shares
Highland Entrepreneurs’ Fund:	0 Shares
HEF VI:	0 Shares
HMP VI:	0 Shares
Highland Management:	0 Shares
Mr. Higgins:	0 Shares
Mr. Maeder:	0 Shares
Mr. Nova:	0 Shares
Mr. Dalton:	0 Shares
Mr. Tango:	0 Shares
Mr. Mullen:	0 Shares
Mr. Auerbach:	0 Shares
Mr. Mulloy:	0 Shares

(iv)  shared power to dispose or to direct the disposition of:

Highland Capital VI:	5,178,588 Shares
Highland Capital VI-B:	2,837,470 Shares
Highland Entrepreneurs’ Fund:	256,448 Shares
HEF VI:	256,448 Shares
HMP VI:	8,016,058 Shares
Highland Management:	8,272,506 Shares
Mr. Higgins:	8,272,506 Shares
Mr. Maeder:	8,272,506 Shares
Mr. Nova:	8,272,506 Shares
Mr. Dalton:	8,272,506 Shares
Mr. Tango:	8,272,506 Shares
Mr. Mullen:	8,272,506 Shares
Mr. Auerbach:	8,272,506 Shares
Mr. Mulloy:	8,272,506 Shares

Each of Highland Capital VI, Highland Capital VI-B, Highland Entrepreneurs’ Fund, HEF VI, HMP VI, Highland Management and the Managing Directors expressly disclaims beneficial ownership of any shares of the Common Stock of VistaPrint Limited, except to the extent of his or its pecuniary interest therein and any shares held directly of record.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Comp any or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.  Each of Highland Capital VI, Highland Capital VI-B, Highland Entrepreneurs’ Fund, HEF VI, HMP VI, Highland Management and the Managing Directors expressly disclaim membership in a “group” as used in Rule 13d 1(b)(ii)(J) of the Act.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Dated:    February 13, 2006

HIGHLAND CAPITAL PARTNERS VI LIMITED
PARTNERSHIP

By: Highland Management Partners VI Limited
Partnership, its general partner

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B
LIMITED PARTNERSHIP

By: Highland Management Partners VI Limited
Partnership, its general partner

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI
LIMITED PARTNERSHIP

By: HEF VI Limited Partnership, its general partner

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HEF VI LIMITED PARTNERSHIP

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI
LIMITED PARTNERSHIP

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI,
INC.

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Josaphat K. Tango
Josaphat K. Tango

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Jon G. Auerbach
Jon G. Auerbach

/s/ Corey M. Mulloy
Corey M. Mulloy

Index of Exhibits

Exhibit 1 - Agreement

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of VistaPrint Limited.

Dated:    February 13, 2006

HIGHLAND CAPITAL PARTNERS VI LIMITED
PARTNERSHIP

By: Highland Management Partners VI Limited
Partnership, its general partner

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B
LIMITED PARTNERSHIP

By: Highland Management Partners VI Limited
Partnership, its general partner

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI
LIMITED PARTNERSHIP

By: HEF VI Limited Partnership, its general partner

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HEF VI LIMITED PARTNERSHIP

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI
LIMITED PARTNERSHIP

By: Highland Management Partners VI, Inc., its
general partner

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI,
INC.

By:	/s/ Robert F. Higgins
Robert F. Higgins
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Josaphat K. Tango
Josaphat K. Tango

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Jon G. Auerbach
Jon G. Auerbach

/s/ Corey M. Mulloy
Corey M. Mulloy